Exhibit 99.1

NEWS RELEASE

Fortuna publishes its 2025 Sustainability Report

Vancouver, May 28, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce the publication of its eighth annual Sustainability Report, highlighting 2025 progress across governance, corporate strategy, risk management, and operational performance.

The report outlines Fortuna’s continued focus on the sustainability priorities most material to its business and stakeholders, reflecting a year of portfolio consolidation, strengthened systems, and operational discipline.

Jorge A. Ganoza, President, and CEO, stated, “2025 was a year of meaningful progress for Fortuna, as we strengthened our operational and sustainability performance while advancing key strategic growth priorities. At the same time, we faced a tragic reminder that our commitment to Zero Harm must remain unwavering. Sustainability is embedded in every aspect of our business, guiding decision-making and reinforcing our long-term commitment to our people, our communities, and responsible mining.”

Julien Baudrand, Senior Vice President of Sustainability, commented, “In 2025, we focused on reinforcing the systems, controls, and behaviors to ensure sustainability performance is consistently delivered across our operations. We made tangible progress in critical risk management, water and tailings governance, and climate change action. These efforts strengthen our ability to manage current and future risks proactively while supporting the development of new projects.”

Strategic highlights

During 2025, Fortuna continued to strengthen its sustainability management culture through the implementation of several key initiatives, including:

•	Reinforcing Fortuna’s Health and Safety approach through the Critical Risk Management program, active field leadership initiatives and practical training programs.
•	Advancing our renewable energy projects helping reduce energy costs in the context of rising fuel prices and our GHG emissions, including the solar plants at the Lindero and Séguéla mines. Progressing on tailings management practices in alignment with the Global Industry Standard on Tailings Management (GISTM).
•	Integrating the Diamba Sud Gold Project into Fortuna’s sustainability framework and advancing programs to ensure a high level of readiness before construction.

Key facts and figures from the 2025 Sustainability Report:

Governance

•	63% of directors have expertise in safety, sustainability, and ESG
•	37.5% of Board members are women
•	30% of executive short-term incentive compensation is tied to sustainability performance

Workforce Health and Safety

•	One fatal incident involving a subcontractor
•	Lost Time Injury Frequency Rate (LTIFR): 0.00
•	Total Recordable Injury Frequency Rate (TRIFR): 0.74
•	100% of operating mines certified under ISO 45001

Labor Relations, Human Rights, and Business Ethics

•	Zero confirmed cases of human rights violations or corruption
•	4,286 total workers (employees and contractors)
•	14% female employees
•	18% female representation in management positions
•	93% national employees

Community Relations

•	Zero significant community disputes or non-technical delays
•	US$258 million in contributions to governments
•	US$4.36 million invested in community programs
•	33% of employees from local communities

Environment

•	Zero significant environmental spills
•	Zero water-related regulatory non-compliance incidents
•	100% of operating mines certified under ISO 14001
•	Carbon intensity: 0.41 tCO₂e per gold equivalent ounce
•	17% of energy consumption from renewable sources
•	Water consumption intensity: 0.19 m³ per tonne
•	65% water recycled or reused

Looking ahead to 2026

In 2026, Fortuna’s sustainability priorities remain focused on strengthening operational discipline, risk management, and long-term resilience across the business. Key priorities include:

•	Continuing to improve effectiveness and consistency of Critical Risk Management, with particular emphasis on field verification activities and contractor Health and Safety performance.
•	Advancing water and tailings governance while continuing the integration of physical climate risk considerations into mining operations and development projects.
•	Consolidating sustainability systems across the portfolio, including readiness initiatives at Diamba Sud, to ensure social and environmental considerations are embedded from the earliest stages of development.
•	Reinforcing the behaviors, systems, and capabilities that support the Company’s social license to operate, particularly in areas where water stewardship, land use, and community expectations intersect.

The 2025 Sustainability Report also highlights success stories and sustainability performance across Fortuna’s mines and projects in Latin America and West Africa, reflecting the broader impact of the Company’s activities. The report demonstrates how strong operational performance can advance meaningful social and environmental outcomes, strengthen local communities, and support shared sustainability priorities.

As part of its commitment to transparency, Fortuna prepares its disclosures using internationally recognized standards and guidance frameworks, including SASB, IFRS S1, GRI, and TCFD, while continuing to advance toward alignment with IFRS S2. The Company also provides expanded sustainability data through its Sustainability Data Book and Interactive Analyst Center, offering detailed site-level and corporate performance information.

Fortuna’s 2025 Sustainability Report is available on our website at www.fortunamining.com

Questions and feedback are welcomed at: sustainability@fmcmail.com

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Guinea, Guyana, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements included herein, other than statements of historical fact, are forward-looking statements, including, without limitation, statements pertaining to the Company’s sustainability plans, targets, strategies, and goals, such as working towards a zero harm workplace, implementing the Global Industry Standard for Tailings Management, and minimizing our environmental footprint. Often, but not always, these forward-looking statements can be identified by the use of words such as “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “goal”, “budget”, “aim”, “intent”, “estimate”, “may”, “should”, “could”, “future” and similar expressions, including negative variations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such risks, uncertainties, and factors include, among others, risks associated with climate change; risks associated with mining regime changes in the Company’s operating jurisdictions, including those related to permitting and approvals, environmental and tailings management, labour, trade relations, and transportation, other factors including accidents, equipment breakdown, environmental risks; as well as those factors discussed under “Description of the Business - Risk Factors” in the Company’s Annual Information Form, a copy of which can be found on the Company’s profile on the SEDAR+ website at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are based on the assumptions, beliefs, expectations, and opinions of management, including, but not limited to, continued availability of water and power resources at the Company’s operations; financial and physical impacts of climate change and climate change initiatives on markets and the Company’s operations; the availability and effectiveness of technologies needed to achieve the Company’s sustainability goals and strategies; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change affecting the Company or its properties. Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

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